

Mail Stop 3561

May 5, 2017

Kevin M. Connor, Esq.
Senior Vice President, General Counsel & Secretary
AMC Entertainment Holdings, Inc.
One AMC Way
11500 Ash Street
Leawood, KS 66211

> **Re: AMC Entertainment Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 19, 2017**
> **File No. 333-217388**

Dear Mr. Connor:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your Annual Report on Form 10-K for the fiscal year ended December 31, 2016 is incorporated by reference into your Form S-4. Please note that that all outstanding comments on your Form 10-K must be resolved before we act on a request for acceleration of effectiveness of your Form S-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Kevin M. Connor, Esq.
AMC Entertainment Holdings, Inc.
May 5, 2017
Page 2

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Michael Stein, Esq.